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                              August 2, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Horizen Trust (ZEN)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Horizen
Trust (ZEN)
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10
                                                            Filed June 29, 2022
                                                            File No. 000-56435

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. Your disclosure on page 20 that the Zcash Network was cloned to launch Zclassic appears to be inconsistent with
your disclosure on page 4 that "Horizen . . . was created in 2017 by a group that forked
Zclassic, which is a fork of Zcash" and with your with the statement on page 5 of the "An
Introduction to Horizen" document on your website, which states that the Zclassic
Network is the result of a fork of the Zcash Network. Please revise for clarity and
consistency.
   2. Refer to your response to comment 13 in which you state that due to the fact-based nature of the analysis
regarding whether ZEN is a security, the Sponsor acknowledges that ZEN, in its current form
and/or if the characteristics of ZEN change over time, may in the
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Horizen Trust (ZEN)
Comapany
August     NameGrayscale Horizen Trust (ZEN)
       2, 2022
August
Page 2 2, 2022 Page 2
FirstName LastName
         future be found by the SEC or a federal court to be a security. Please revise your disclosure to clarify that ZEN, based on the relevant facts as they exist today, may be a security under the federal securities laws.
3. We note from your disclosure that you will transact in ZEN, for example receiving
         ZEN from the Authorized Participant and selling ZEN to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the AML, KYC and any other procedures conducted by the Trust, Sponsor and Authorized Participant to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity. To the extent the Trust, Sponsor or Authorized Participant may not know the counter-party when transacting in ZEN, please add risk factor disclosure regarding the potential risk of transacting in ZEN with a sanctioned entity and the impact if such a transaction occurs.
Overview
The Trust and the Shares, page 4

4. Please disclose here that "[t]he Sponsor does not intend to permit the Trust to continue holding ZEN (and therefore would dissolve the trust) if the Sponsor determines it is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination."
5. We note your revisions in response to comment 3 in which you have summarized the selective privacy-preserving features that Horizen offers. Please revise to disclose the percentage of shielded versus unshielded transactions.
A determination that ZEN or any other digital asset is a "security" may adversely affect the value of ZEN..., page 37

6.       Please remove your statement that    the SEC staff has not provided
any guidance as to the
         security status of ZEN    as it is inconsistent with your disclosure
elsewhere in this risk
         factor. We note, for example, your disclosure that the Sponsor, in conducting its analysis,
         takes into account a number of factors, including    reports, orders,
press releases, public
         statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.

7. We note your statement that the Sponsor discusses the security status of ZEN with its external securities lawyers. Please revise to clarify, if true, that external securities counsel has provided the Sponsor with a memorandum regarding the status of ZEN under the federal securities laws.
Principal Shareholders, page 91

8. Please disclose here that on March 2, 2022, the Sponsor authorized the purchase of up to
         10 million Shares of the Trust by Digital Currency Group, Inc. (DCG), and disclose the
 Michael Sonnenshein
Grayscale Horizen Trust (ZEN)
August 2, 2022
Page 3
         number of Shares that DCG has purchased pursuant to the authorization. Also, please expand the last bullet point on page 45 to include a discussion of the Sponsor's authorization of DCG's purchase of up to 10 million Shares of the Trust and the potential impact to the Trust should DCG choose to purchase some or all of these Shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter
Berkheimer, Legal Branch Chief, at 202-551-3758 with any other questions.



FirstName LastNameMichael Sonnenshein                         Sincerely,
Comapany NameGrayscale Horizen Trust (ZEN)
                                                              Division of
Corporation Finance
August 2, 2022 Page 3                                         Office of Finance
FirstName LastName